2002

File No. 69-228

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM U-3A-2

STATEMENT BY HOLDING COMPANY CLAIMING EXEMPTION UNDER RULE U-3A-2 FROM THE PROVISIONS OF THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

Nicor Inc.

hereby files with the Securities and Exchange Commission, pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935, and submits the following information:

1.	Nicor Inc., an Illinois corporation, is a holding company, whose subsidiaries are engaged primarily in gas distribution and containerized shipping. The general office of the company and subsidiary companies, except as otherwise noted, is located at 1844 Ferry Road, Naperville, Illinois 60563-9600. The following are subsidiaries of the company, all of which are wholly owned. Certain subsidiaries have less than a majority membership or partnership interest in limited liability companies or partnerships, as noted:

Northern Illinois Gas Company (doing business as Nicor Gas Company) and Subsidiary

Northern Illinois Gas Company, an Illinois Corporation doing business as Nicor Gas Company (Nicor Gas), is a public utility, as defined in the Act, and is engaged principally in the purchase, storage, transportation, distribution and sale of natural gas to the public in northern Illinois, excluding the city of Chicago. It serves 2 million customers in more than 600 communities and adjacent areas in about 35 counties. Nicor Gas is subject to the comprehensive jurisdiction of the Illinois Commerce Commission, which has authority to regulate substantially all phases of Nicor Gas’ public utility business in Illinois. NI-Gas Exploration, Inc., an Illinois corporation and a wholly owned subsidiary of Nicor Gas, is a partner in a small oil and gas production project.

Birdsall, Inc. and Subsidiaries

Birdsall, Inc. (Birdsall), a Florida corporation headquartered in Riviera Beach, Florida, is engaged primarily in the handling and carriage of containerized cargo. Birdsall’s major subsidiary, Tropical Shipping and Construction Co., Ltd. (Tropical), a Bahamian corporation, is engaged in containerized cargo shipping primarily between 24 ports in the Caribbean, Canada’s east coast and the Port of Palm Beach, Florida. Other wholly owned subsidiaries of Birdsall or Tropical and places of incorporation are: Birdsall Shipping Co., Ltd.—Liberia; Birdsall Shipping, S.A.—Panama; Container Terminals, Ltd.—Bahamas; Freship, S.A.—Dominican Republic; Tropical Shipping of Canada, Inc.—Delaware;

(continued)

Birdsall, Inc. and Subsidiaries (concluded)

Transfresca, S.A.—Honduras; Birdsall de Mexico, S.A. de C.V.—Mexico; Tropical Shipping, Inc.—Delaware; Tropical Shipping International, Ltd.—Bahamas; Tropical Shipping Agency, Inc.—Delaware; Tropical Express Container Services Trinidad Ltd.—Trinidad; Tropical Express Container Services (Guyana) Inc.—Guyana; Antigua Maritime Agencies Ltd.—Antigua; and Saint Martin Marine Services SARL—St. Martin, all of which own vessels, act as shipping agents or operate as nonvessel operating common carriers. Seven Seas Insurance Company Ltd.—Bahamas and Seven Seas Insurance Company, Inc.—Florida insure cargo for marine risk. Tropic Equipment Leasing Inc.—Delaware maintains a membership interest in a container leasing business.

Nicor Energy Ventures Company and Subsidiaries

Nicor Energy Ventures Company, a Delaware corporation, serves as a holding company for several nonutility subsidiaries operating in the Midwest, all of which are Delaware companies: Enerchange, L.L.C. is a wholesale natural gas marketing company that also administers a market-area hub; Nicor Energy Management Services Company is a member in a Delaware limited liability company, Nicor Energy L.L.C., which markets natural gas and electricity and provides related retail services; Nicor Energy Solutions Inc. offers energy systems design and construction; Nicor Energy Services Company offers various retail energy-related products and services and owns Nicor Home Services, L.L.C., a Delaware limited liability company providing heating, ventilation and air conditioning services; Nicor Technologies Inc. provides pipeline design and corrosion protection services; Nicor NGV Corp. was formerly a partner in Clean Fuel Services, an entity that was dissolved in 2002 and provided turnkey natural gas fuel station services for the natural gas vehicle market. Nicor Energy Ventures Company is also a member of two Delaware limited liability companies: EN Engineering L.L.C., located in Woodridge, Illinois, is engaged in the design, installation, and maintenance of a variety of pipeline facilities, and Adkins Energy L.L.C., an ethanol processing facility in Lena, Illinois.

Other Subsidiaries

Nicor Horizon, Inc., a Delaware corporation, is a member in a Delaware limited liability company, Horizon Pipeline Company, L.L.C., which is engaged in the operation of a natural gas pipeline in northern Illinois. Nicor Fixed Bill, L.L.C., a Delaware limited liability company, offers a fixed-bill product to Nicor Gas customers. Nicor Purchasing, L.L.C., an Illinois limited liability company, is engaged in the business of procuring goods and services on behalf of Nicor Inc. and its subsidiaries operating in Illinois. Tropical Bahamas Ltd., a Bahamian corporation, is a finance company whose principal business is with affiliates. Nicor Oil and Gas Corporation, a Delaware corporation that formerly owned subsidiaries engaged in gas and oil exploration and production, has disposed of substantially all of its assets. Nicor National Inc., a Delaware corporation, and its two wholly owned subsidiaries, Nicor National Louisiana Inc. and Nicor National Illinois Inc., also both Delaware corporations, were formerly engaged in the shipyard business and have disposed of substantially all of their assets. Nicor Mining Inc., a Delaware corporation formerly engaged in the coal mining business, has disposed of substantially all of its assets.

2.	Gas Distribution Properties. The gas distribution, transmission and storage system of Nicor Gas is wholly within the State of Illinois and includes approximately 31,000 miles of mains, approximately 28,000 miles of service pipe connecting the mains to customers’ premises and seven underground storage fields. Other properties of Nicor Gas include buildings, land, motor vehicles, meters, regulators, compressors, construction equipment, tools, communication and computer equipment, software and office equipment, as required for the conduct of its business.

3.	Not yet available.*

4.	Not applicable.

Exhibit A—not yet available.*

*	Information to be provided by amendment to this Form U-3A-2 to be filed no later than March 31, 2003 pursuant to an extension of the time period for filing these items granted by the Division of Investment Management of the Securities and Exchange Commission.

Signature

The above-named claimant has caused this statement to be duly executed on its behalf by its authorized officer on this 28th day of February, 2003.

Nicor Inc.

By	KATHLEEN L. HALLORAN
Kathleen L. Halloran Executive Vice President, Finance and Administration

CORPORATE SEAL

ATTEST:

A. C. ALLISON
A. C. Allison Assistant Secretary

Name, title and address of officer to whom notices and correspondence concerning this statement should be addressed:

Kathleen L. Halloran

Executive Vice President,

Finance and Administration

Nicor Inc.

P.O. Box 3014

Naperville, Illinois 60566-7014

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